PARAMOUNT RESOURCES LTD.
Calgary, Alberta

January 23, 2007

NEWS RELEASE:	UPDATE ON SPINOUT TRANSACTION

Paramount Resources Ltd. announces that the common shares and warrants of MGM Energy Corp. issued pursuant to Paramount's spinout of MGM Energy completed on January 12, 2007 have now been distributed to Paramount's shareholders of record on January 19, 2007. Beneficial shareholders (those shareholders that hold their Paramount shares in a brokerage account) should contact their broker or brokerage firm to confirm that the MGM Energy common shares and warrants distributed to them are now in their brokerage account. Registered shareholders (those shareholders that hold a certificate representing their Paramount shares) will receive certificates for the MGM Energy common shares and warrants distributed to them in the mail.

The spinout resulted in Paramount's shareholders owning, for every 25 Paramount shares held, one MGM Energy common share and five MGM Energy warrant units, with each warrant unit consisting of one MGM Energy short term warrant and one MGM Energy longer term warrant. Each short term warrant entitles the holder to acquire, at the holder's option, one MGM common share at a price of $5.00 or one MGM flow-through share at a price of $6.25. Each longer term warrant entitles the holder to acquire, at the holder's option, one MGM common share at a price of $6.00 or one MGM flow-through share at a price of $7.50. The MGM common shares and short term warrants trade on the Toronto Stock Exchange under the symbols "MGX" and "MGX.WT.A", respectively.

The short term warrants expire at 4:30 p.m. (Calgary time) on February 16, 2007. Accordingly, those Paramount shareholders holding their short term warrants in a brokerage account who wish to exercise their short term warrants should contact their broker or brokerage firm as soon as possible to determine the timing for providing the necessary instructions, information and funds to their broker or brokerage firm to complete such exercise.

The longer term warrants expire at 4:30 p.m. (Calgary time) on September 30, 2007. A holder's longer term warrants are exercisable only if the holder's short term warrants are exercised, with the number of longer term warrants exercisable in such case being equal to the number of short term warrants exercised by the holder. Accordingly, a holder's longer term warrants will only be exercisable prior to their expiry if the holder's corresponding short term warrants are exercised by their expiry date.

Paramount and MGM Energy have each posted on their websites (www.paramountres.com and www.mgmenergy.com, respectively) a document providing information on how to exercise MGM Energy warrants for MGM Energy common shares or flow-through shares. In addition, if any person has questions or needs assistance respecting the exercise of MGM Energy warrants, they can call Georgeson Shareholder Communications Canada Inc. at 1-866-425-8541.

As stated in Paramount's information circular dated December 8, 2006 in respect of the spinout, most persons in, or resident of, the United States will not be able to exercise their MGM Energy warrants. However, subject to certain limitations, such persons may sell their short term warrants over the Toronto Stock Exchange. Persons in, or resident of, the United States should consult with their advisors regarding the exercise or sale of their MGM Energy warrants.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994